EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

March 16, 2022

AVINO REPORTS Q4 AND YE 2021 FINANCIAL RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, “Avino” or “the Company”) released today its consolidated financial results for the Company’s fourth quarter and year end 2021. The Financial Statements and Management’s Discussion and Analysis (MD&A) can be viewed on the Company’s web site at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

“2021 was highlighted by many positive achievements for Avino, with our fourth quarter results showcasing the progress made in the restart of operations with meaningful earnings and free cash flow generation. It was a pivotal year in many respects as we restarted mining operations after an extended closure period, repaid our $10 million term facility to Samsung C&T UK, and announced the proposed acquisition of La Preciosa,” said David Wolfin, President and CEO. “Revenues, earnings and cash flow generation all increased considerably compared to all preceding quarters in 2021 and 2020, with cash costs and AISC costs showcasing these strong margins. We look forward to further encouraging production numbers and exploration drill results as we move through 2022.”

4th Quarter and FY 2021 Highlights

Strong Q4 Financial Results Following Production Restart

•	Highest recorded revenues since Q4 2019, with revenues of $9.3 million generating $4.4 million in mine operating income, earnings per share of $0.03 and operating cash flow generated (pre-working capital adjustments) per share of $0.04.

Strategic Acquisition of La Preciosa Silver Project from Coeur Mining Inc. (“Coeur”)

•	On October 27, 2021, the Company announced that it has entered into a definitive agreement (the “Agreement”) with Coeur to acquire the La Preciosa silver project, which is located adjacent to the Avino Mine in the state of Durango, Mexico, for upfront consideration of $29.7 million on closing and $5 million due within 12 months of closing. Further contingent consideration including cash, royalties and a mineral reserve discovery payment. The transaction is expected to close during Q1 2022

Working Capital & Liquidity at December 31, 2021

•	The Company’s cash balance at December 31, 2021, totaled $24.8 million compared to $22.3 million at September 30, 2021 and $11.7 million at December 31, 2020. Working capital totaled $31.6 million at December 31, 2020, compared to $28.9 million at September 30, 2021 and $14.7 million at December 31, 2020.

Term Facility Repaid on Schedule

•	As of September 30, 2021, the Company has fully repaid its $10 million term facility with Samsung C&T U.K. Limited (“Samsung”). The Company remains committed to selling Avino Mine concentrate to Samsung until December 31, 2024.

Avino Silver & Gold Mines Ltd. – March 16, 2022

Avino Reports Q4 and YE 2021 Financial Results

Fourth Quarter 2021 Financial Highlights

•	Revenues of $9.3 million
•	Mine operating income of $4.4 million, $5.1 million net of non-cash depreciation and depletion
•	Net income from continuing operations of $2.6 million, or $0.03 per share
•	Cash costs per silver equivalent payable ounce sold[1] - $9.57 per ounce
•	All in sustaining cash cost per silver equivalent payable ounce sold[1] - $17.24 per ounce
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”)[1] of $4.8 million
•	Adjusted earnings[1] of $4.7 million
•	Operating cash flows (before working capital changes) of $4.0 million, or $0.04 per share[1]

Full Year 2021 Financial Highlights

•	Cash balance of $24.8 million
•	Working capital of $31.6 million
•	Fully repaid $10 million term facility to Samsung C&T U.K. Limited
•	Revenues of $11.2 million
•	Mine operating income of $3.5 million, $5.5 million net of non-cash depreciation and depletion
•	Net loss from continuing operations of $2.0 million, or $0.02 per share
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”)[1] of $0.4 million
•	Adjusted earnings[1] of $2.3 million
•	Cash costs per silver equivalent payable ounce sold[1] - $9.09 per ounce
•	All-in sustaining cash cost per silver equivalent payable ounce sold[1] - $24.51 per ounce
•	Operating cash flows (before working capital changes) of $1.7 million, or $0.02 per share[1]

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Fourth Quarter 2021	Fourth Quarter 2020	Change	Year 2021	Year 2020	Change
Financial Operating Performance
Revenues	$9,318	$1,407	562%	$11,228	$16,022	-30%
Mine operating income (loss)	$4,406	$(1,251)	452%	$3,547	$190	1767%
Net income (loss) from continuing operations	$2,629	$(1,553)	269%	$(2,057)	$(7,482)	73%
Net income (loss)	$2,629	$(1,555)	269%	$(2,057)	$(7,651)	73%
Earnings (losses) before interest, taxes and amortization (“EBITDA”)[1]	$4,821	$(2,269)	312%	$443	$(6,945)	106%
Adjusted earnings (losses)[1]	$4,746	$(182)	2708%	$2,298	$1,500	53%
Per Share Amounts
Earnings (loss) per share – basic & diluted	$0.03	$(0.02)	250%	$(0.02)	$(0.09)	78%
Cash Flow per share[1] – basic	$0.04	$(0.03)	233%	$0.02	$(0.03)	167%
HIGHLIGHTS (Expressed in 000’s of US$)	December 31, 2021	December 31, 2020	Change	December 31, 2021	December 31, 2020	Change
Liquidity & Working Capital
Cash	$24,675	$11,713	111%	$24,675	$11,713	111%
Working capital	$31,635	$14,680	115%	$31,635	$14,680	115%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted earnings, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Capital Expenditures:

Capital expenditures company-wide for the full year 2021 were $3.2 million compared to $2.2 million for 2020. Expenditures relate to exploration drilling costs on the Avino property & on TSF #1, which contains the Oxide Tailings Resource, costs related to the construction of the dry-stack tailings storage facility, as well as the purchase of a scoop tram.

Avino Silver & Gold Mines Ltd. – March 16, 2022

Avino Reports Q4 and YE 2021 Financial Results

Operational Highlights and Overview

HIGHLIGHTS (Expressed in US$)	Fourth Quarter 2021	Fourth Quarter 2020	Change[1]	Year 2021	Year 2020	Change[1]
Operating
Tonnes Milled	103,513	-	100%	165,304	204,286	-19%
Silver Ounces Produced	163,933	-	100%	245,372	317,299	-23%
Gold Ounces Produced	2,158	-	100%	3,386	1,935	75%
Copper Pounds Produced	1,128,728	-	100%	1,869,306	2,267,939	-18%
Silver Equivalent Ounces[1] Produced	541,432	-	100%	842,373	842,230	0%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	417,881	59,710	600%	524,993	1,071,367	-51%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$9.57	$14.01	-32%	$9.09	$10.68	-15%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$17.24	$73.08	-76%	$24.51	$20.35	20%

1. In Q4 2021, AgEq was calculated using metal prices of $23.33 oz Ag, $1,795 oz Au, and $4.40 lb Cu. In Q4 2020, AgEq was calculated using metals prices of $24.39 oz Ag, $1,867 oz Au and $2.67 lb Cu

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

During Q4 2021, underground mining operations continued to ramp up with consolidation production for the quarter of 541,342 silver equivalent ounces consisting of 163,933 ounces of silver, 2,158 ounces of gold, and 1,128,728 pounds of copper.

Underground mining operations are now hauling between 1,400 and 1,900 tpd to surface on a daily basis, with the mill operating at a similar capacity. The Company is working towards achieving pre-shutdown levels of mine and mill production. Current plant capacity remains at 2,500 tpd.

During Q4 2021 production came primarily from the Avino Mine. The Company is currently mining and milling from the Avino Mine only.

Exploration Update – 2021/2022 Drill Program

The Company completed just over 15,500 metres of drilling in 2021. The areas drilled include the existing Oxide Tailings Resource, which is contained within the tailings storage facility (“TSF #1). 124 holes have been drilled on this program, with 110 having reported assays and currently under review by our technical team. Additional areas for exploration include the main Avino vein below current mining activities and at the La Potosina vein. Turnaround times for assay results have been slow and results will continue to be released throughout 2022.

La Preciosa Acquisition Update - Received Mexican Anti-Trust Approval

Avino is pleased to announce the receipt of the clearance decision from the Comisión Federal de Competencia Económica (“COFECE”) with respect to the pending acquisition of the La Preciosa Property from Coeur Mining Inc. Inc. (NYSE: CDE) (“Coeur”). The COFECE approval was the final government agency approval required before completing the acquisition, which is anticipated to occur before the end of the first quarter, 2022.

Avino announced the transaction to acquire La Preciosa on October 27, 2021, the full news release which details the rationale and terms of the acquisition can be found on Avino’s website as well as its SEDAR and Edgar profiles.

Avino Silver & Gold Mines Ltd. – March 16, 2022

Avino Reports Q4 and YE 2021 Financial Results

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, EBITDA, and adjusted earnings/losses, all of which are non-IFRS measures. These measures are used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Conference Call and Webcast

In addition, the Company will be holding a conference call and webcast on Thursday, March 17, 2022, at 8:00 am PDT (11:00 am EDT). Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here Avino Fourth Quarter and Year End 2021 Financial Results Conference Call and Webcast.

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of October 31, 2020, prepared for the Company, and La Preciosa’s updated October 27, 2021 resource estimate and references to Measured, Indicated, Inferred Resources referred to in this press release. La Preciosa’s updated October 27, 2021 resource estimate and references to Measured, Indicated, Inferred Resources, and anticipated production and Capital Expenditures referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property nor the La Preciosa Property have the amount of the mineral resources indicated in their reports or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Other risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties Included in filings made from time to time with the U.S. Securities and Exchange Commission, and the Canadian securities regulators, including, without limitation, our most recent reports on Form 20-F and Form 6-K. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including silver equivalent ounces (AgEq oz) of production. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.